

January 23, 2012

<u>Via Email</u>
Mr. Mr. Zenji Miura
Chief Financial Officer
Ricoh Company, Ltd.
13-1, Ginza 8-chome
Chuo-ku, Tokyo 104-8222
Japan

> **Re: Ricoh Company, Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed June 30, 2011**
> **Form 6-K dated November 14, 2011**
> **Filed November 14, 2011**
> **File No. 002-68279**

Dear Mr. Miura:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 5. Operating and Financial Review and Prospects, page 33

1.   We note from pages 36, 44, and throughout the filing that you disclose certain non-GAAP financial measures such as your net sales excluding the effects of foreign currency exchange fluctuations. While discussion of the impact of these items can be material to understanding the results, your current presentation results in the presentation of non-GAAP financial measures for which you have not provided all of the required

Mr. Zenji Miura
Ricoh Company, Ltd.
January 23, 2012
Page 2

disclosures. Please revise future filings provide all of the disclosures required by Item 10(e) of Regulation S-K. Alternatively, you may revise future filings to remove the non-GAAP financial measures resulting from this presentation format.

Item 15. Controls and Procedures, page 116

– Management's Report on Internal Control over Financial Reporting, page 116

2.   We note that you conduct a significant portion of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

- Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We not your disclosure on page 90 that you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting including your corporate auditors.

Index to Consolidated Financial Statements, page F-1

Note 20. Segment Information, page F-51

3.   We note from page 14 and throughout the filing that you have three operating segments-Imaging and Solutions, Industrial Products, and Other. We further note your disclosure that your Imaging and Solutions segments consists of Imaging Solutions products and Network System Solutions and that you quantify the amount of products for these two categories within your Imaging and Solutions segments. Please explain to us in more detail if you are aggregating your Imaging Solutions products and Network System Solutions into one reporting segment and reporting three segments rather than four reportable segments. To the extent that you are aggregating your operating segments into reportable segments, please provide us with your detailed analysis of how you considered all of the factors in reaching your conclusion that aggregation of the operating segments into your reportable segments was appropriate. Refer to paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

4.   We note that you include disclosures of revenues by products on pages 14 and 44. Please revise future filings to include disclosures of revenues by products within the footnotes to your audited financial statements, as set forth in FASB ASC 280-10-50-40.

5.   We note your disclosure of revenues by geographic area on page F-53 and throughout the filing. Specifically, we see that you have grouped your revenue into Japan, the Americas, Europe, and Other. FASB ASC 280-10-50-41(a) requires separate disclosure of material revenues attributed to an individual foreign country. We note your disclosure that it is impracticable to make this disclosure. Please explain to us in greater detail why it is impracticable to make this disclosure.

Form 6-K filed on November 14, 2011

6.   We note your disclosures on page 25 related to financing receivables and allowance for doubtful receivables as of September 30, 2011 and March 31, 2011. Considering the European sovereign debt crisis and economic conditions and your concentration of sales in these foreign countries, please explain to us in more detail how you have assessed your outstanding accounts receivable balances for potential impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief